Mail Stop 4561

September 3, 2008

Chett B. Paulsen, Chief Executive Officer
aVinci Media Corporation
11781 South Lone Peak Parkway, Suite 270
Draper, Utah 84020

>   **Re: aVinci Media Corporation**
>   **Registration Statement on Form S-1**
>   **Filed August 7, 2008**
>   **File No. 333-152869**

Dear Mr. Paulsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Front Cover

1.   Please revise throughout the prospectus to clarify that the company's common stock is quoted on the Over the Counter Pink Sheets and not the Over the Counter Bulletin Board.

Prospectus Summary, page 1

2.   You state twice in the first two paragraphs of the summary that in the prospectus, such terms as the "Company," "we," "us," and "our" refer to aVinci Media Corporation. Please delete these references as it should be clear from the context when you are referring to the company or a different entity.

3.   Please include, either on the cover page or in the summary section of the prospectus, the complete mailing address and telephone number of your principal executive offices in accordance with Item 503(b) of Regulation S-K.

4.   Please explain your reference to the "integration problem issue with a third party supplier to Meijer" and explain how this delayed deployment of your software technology in Meijer stores. Clarify your relationship with Hewlett-Packard.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

5.   Please consider expanding this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include known trends, demands, commitments, events and uncertainties. This disclosure should provide material historical and prospective textural disclosure enabling investors to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. Disclosure should be based on financial, operational, and other information known to you as well as known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. See SEC Release 33-6835 and 33-8350. For instance, consider discussing the factors resulting in the loss of the BigPlanet contract and management's strategies for rebuilding or expanding the business and securing new customer contracts.

6.   We note that you do not include disclosure of critical accounting policies in your MD&A. Please revise to disclose your critical accounting policies. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Refer to SEC Release 33-8350 and 33-8040.

Comparison of the Three Months Ended March 31, 2008 and 2007, page 17

7.   In your discussions of the results of operations, you sometimes refer to an event or business condition that "primarily" caused a material change from the preceding period. For example, on page 18 you attribute changes in the cost of goods sold to fulfillment costs, and the cost of hardware to one customer. As another example, you state on the same page that research and development expense increased due to additional personnel and maintenance of your products in Wal-Mart kiosks and with various retailers. Please expand such references to quantify each material contributing factor that you identify. Where you list two or more factors that contributed to the change, you should quantify the effect of each factor. See Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources, page 20

8.	You state that "management believes that the funds received in connection with the Merger will be sufficient to sustain operations" for 2008. It appears that your operating expenses exceed your net cash for all periods presented. Please disclose the number of months your current cash resources will fund, if under 12 months, as well as the additional amount of cash needed to complete 12 months of operations. Include appropriate risk factor disclosure. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

9.	You state on page 3 of the risk factors that you plan to raise additional outside capital within the next 12 months to help fund current growth plans. You further state that you may be required to modify growth and operating plans if new sources of funding are required, but insufficient. Provide more detailed disclosure regarding the company's plans to seek additional funding and disclose the modifications to your business that you believe you will be required to make if you are not able to secure funding.

Business, page 23

10.	You refer on page 23 to having filed patent applications in 2004 and 2005. Please clarify that these patents are pending and have not, as yet, been granted.

11.	We note your references throughout the prospectus to your past dependence on BigPlanet. Please also include in the business section a discussion of your dependence on the four customers identified in Management's Discussion and Analysis on page 17 and in Note 1 to the unaudited financial statements, noting the amount of revenues generated by each. To the extent you have agreements with these customers on which you are substantially dependent, please file those agreements or tell us how you determined that such agreements need not be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

12.	Please provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K.

Competitors, page 29

13.	You state that Sequoia's competitors consist of professional videographers and certain software providers on page 29. We note that you list a separate set of competitors on page 5 of the risk factors. Please include here a complete discussion, which identifies your competitors for each principal product. In addition, include a discussion of your competitive position in the industry and methods of competition.

Legal Proceedings, page 29

14.	You disclose that you are involved in a legal proceeding with Robert L. Bishop in an action for unpaid wages and/or commissions and company equity. Please disclose the name of the court in which the proceeding is taking place. Please also disclose the name of the limited liability company that owns an equity interest in Sequoia and of which Mr. Bishop is a member.

Executive Compensation, page 33

Summary Compensation Table, page 34

15.   Please revise the summary compensation table in accordance with the tabular format set forth in Item 402(n) of Regulation S-K. The table on page 34 reflects a total compensation for Mark Peterson in 2005 for $58,040 and an additional $4,453 in 2006, which amounts do not appear elsewhere in the table. In addition, the table does not appear to reflect the 510,000 (444,191 post Merger) options granted to Terry Dickson as incentive to join the company in 2006.

16.   For awards of options, please disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. See Item 402(n)(2)(vi) of Regulation S-K.

17.   Please provide a narrative disclosure to the summary compensation table. Disclose material factors necessary to an understanding of the information disclosed in the summary compensation table including the material terms of each named executive officer's employment agreement. We note that you filed employment agreements for Chett Paulsen, Richard Paulsen, Edward Paulsen, and Terry Dickson. Refer to Item 402(o) of Regulation S-K.

18.   Please provide the disclosure required by Item 402(p) of Regulation S-K.

Certain Relationships and Related Transactions, page 36

19.   Please provide disclosure regarding "promoters" of your company, as defined in Rule 405 under the Securities Act of 1933. See Item 404(d)(2) of Regulation S-K.

20.   You state that Sequoia entered into various loans with executives of Sequoia totaling $265,783. Please provide the names of the executives in accordance with Item 404(a)(1) of Regulation S-K. Please file the loan agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Selling Stockholders, page 37

21.   With respect to the shares to be offered for resale by Amerivon Investments LLC, please disclose the individual or individuals who exercise the voting and dispositive powers. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

22.   Please state whether Amerivon Investments LLC is a broker-dealer or an affiliate of a broker-dealer. Please be advised that a selling securityholder registered as a broker dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to an affiliate of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

23.   Please provide a materially complete discussion of how Amerivon Investments LLC acquired the securities that you are registering on their behalf for resale. It is unclear whether Amerivon obtained all shares as part of the unregistered offering in 2006. Disclose the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the security holder, and the private placement agent, if any. Please present this information in a concise and easy-to-understand fashion and file any such agreements as exhibits to the registration statement.

Description of Securities, page 38

24.   We note that you reference the company's 2007 Stock Incentive Plan in discussing the 2008 Stock Incentive Plan. Please disclose information relating to securities authorized for issuance under compensation plans in accordance with Item 201(d) of Regulation S-K.

Financial Statements

25.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Note 1. Description of Organization and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-12

26.   We note your disclosure on page 27 where you indicate that Sequoia's revenue model is based on a per product royalty. We also note your disclosure on page F-13 which indicates that under the current business model, the Company appears to offer multiple arrangements including sale of software equipment, software licenses, applications development and implementation services, PCS and product royalties. Please tell us and revise your disclosures to clearly indicate which model is your current revenue model. If your arrangements do contain multiple deliverables, please provide a detailed description of the terms of such arrangements and indicate whether you determined the criteria has been met for each deliverable to be considered a separate unit of accounting and how the timing and amount of revenue attributable to each individual element is determined. Your response should address how revenue is recognized for each of the five methods in which you deliver

your products as disclosed on page 25. Also, refer to the appropriate accounting literature you relied upon when determining your revenue recognition policies.

Note 9. Options and Warrants, page F-30

27.   Please tell us how you determined the fair value of the underlying common units for the stock options granted in 2007. You should describe the objective evidence that supports your determination of the fair value of the underlying units of common stock at each option grant date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Also, please revise to provide a Critical Accounting Policy in your MD&A which describes the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common units.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Note 1 – Pro Forma Adjustments, page F-57

28.   Please describe for us, in greater detail, the nature of adjustment [G] and explain how this adjustment meets the criteria in Rule 11-02(b)(6) of Regulation S-X. We also note that it appears that this adjustment may relate to a transaction that occurred in the year ended September 30, 2006 and therefore it is unclear to us why this pro forma adjustment is adjusting the results for the fiscal year ended September 30, 2007. Your response should address the adjustment to other expenses and to shares outstanding.

29.   Please tell us about the nature of the reorganization fee SAHC paid Laurus in the year ended September 30, 2007.

Part II. Information Not Required in Prospectus

Item 17. Undertakings

30.   Please revise to provide all the applicable undertakings required by Item 512 of Regulation S-K. Specifically, it appears that the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included. The undertaking currently listed in paragraph (4) of Item 17 relating to Rule 430A does not seem applicable.

Exhibits

31.   We note that you have not filed the agreement with BigPlanet, which, though it expired in December 2007, is one on which you were substantially dependent, as it represented more than 90% of all of your revenues generated in 2007 and 100% of revenues in 2006. We note further your statement that you are in negotiations to continue the business

relationship. Please file the agreement pursuant to Item 601(b)(10)(ii)(B) or tell us why you believe the agreement need not be filed.

32.   In addition, please provide us with an analysis as to why you have determined that the following agreements do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

- Consulting agreement with Amerivon
- Sales Representative Agreement between Sequoia and Amerivon
- Indemnification agreements with each of your directors and officers
- License agreements
- Loan agreement with Secure Alliance

33.   We note that you filed an amendment to the company's Certificate of Incorporation but did not file the company's original articles of incorporation or bylaws. Please file the complete articles of incorporation and the bylaws of the company as currently in effect and any amendments thereto. Please refer to Item 601(b)(3) of Regulation S-K.

<u>Exhibit 5.1</u>

34.   We note that the resale registration statement relates in significant part to shares that are currently outstanding, though the opinion refers to shares that will be issued in the future. Please revise the opinion to state, if true, that the outstanding shares of common stock <u>are</u> validly issued, fully paid and non-assessable, or advise.

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As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, you may contact me at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Marc Ross
        Sichenzia Ross Friedman Ference LLP
        Via Facsimile (212) 930-9725